Exhibit 99.4

Draganfly Announces Record Revenue Again in Second Quarter of 2021

Los Angeles, CA., August 9, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solution developer and operator, is pleased to announce its second quarter financial results.

Key Financial and Operational Highlights for Q2 2021:

●	Revenue for the second quarter increased 113.9% to $1,981,872 up from $926,540 in the second quarter of 2020. The majority of the $1,981,872 in revenue came from product sales with engineering services and drone services revenue almost equally making up the balance of the revenue in the second quarter.

●	Gross profit increased by $297,246 or 68.9% for the second quarter over the same period last year. Gross margin percentage for Q2 2021 was 36.8% compared to 46.6% in Q2 2020. This was attributed to the sales mix of the products and services in the second quarter of this year versus that of the same period last year.

●	Total comprehensive loss for the Q2 2021 was $8.1 million compared to $1.0 million in Q2 2020. The large increase is from the accounting treatment of a $46.6 million non-cash liability from USD warrants that were issued during the Company’s Reg A offering. The year over year comprehensive loss increased as Q2 2020 did not have the treatment of the USD warrants from the Company’s Reg A offering. Q2 2020 also had less office and miscellaneous expenses and professional expenses.

●	Cash balance on June 30, 2021 of $17.3 million compared to $2.0 million on December 31, 2020.

●	Integrated Launcher Solutuions finalized their definitive agreement to have Draganfly develop a drone-based non-lethal air support system. Contract provides for the development, prototyping, and eventual production of non-lethal 40mm multi-launching systems that can be mounted and deployed from drones, drone systems, robots, robotic systems, and other stationary platforms or similar systems. The main use case of the launch system is public disturbance management for military and public safety organizations. Draganfly will provide ILS with its development and engineering expertise in connection with the project.

●	Draganfly implemented its health security and public safety services for its NASCAR tripleheader weekend at Nashville Superspeedway.

●	Coldchain Delivery Systems finalized a US$750,000 definitive agreement with Draganfly to develop, deploy and operate solutions for the delivery of medical supplies, medicine, and vaccines. The definitive agreement provides for phase one of a planned five-phase roll-out for the comprehensive development, deployment, and operation of a medical drone delivery service as well as the development of a solution for the timely delivery of medical supplies, medicine, and vaccines. Phase one has a value of US$125,000, to be executed over a maximum of ten months and the parties have agreed to negotiate an extension to the definitive agreement for phase two prior to the expiry of phase one. Under phase two, Coldchain Delivery Systems will commit to purchasing no less than US$625,000 in equipment and services from Draganfly.

Cameron Chell, CEO of Draganfly, said: “Our strong Q2 revenues reflects the entire team’s on-going focus to drive our product sales and engineering and drone services revenue. We delivered better-than-expected results and maintained positive momentum in the second quarter with strong progress across our portfolio. As we move into the second half of 2021, we will continue working with our customers to meet the demands of the rapidly growing drone space across multiple industries.”

Draganfly will hold a shareholder update and earnings call on August 12, 2021 at 2PM MST / 4PM EST.

Registration for the call can be done here.

	Three months ended June 30,			Six months ended June 30,
	2021		2020	2021		2020
Total revenues	$1,981,872		$926,540	$3,521,608		$1,423,597
Gross Profit (as a % of revenues)	36.8%		46.6%	35.3%		61.0%
Net loss	(8,022,220	)(1)	(968,519)	(52,946,154	)(1)	(2,072,627)
Net loss per share ($)
- Basic	(0.06)		(0.01)	(0.44)		(0.03)
- Diluted	(0.06)		(0.01)	(0.44)		(0.03)
Comprehensive loss	(8,095,356	)(1)	(982,232)	(53,010,003	)(1)	(2,072,526)
Comprehensive loss per share ($)
- Basic	(0.06)		(0.01)	(0.44)		(0.03)
- Diluted	(0.06)		(0.01)	(0.44)		(0.03)
Change in cash and cash equivalents	$(3,301,505)		$(402,257)	$15,284,189		$(934,046)

As at	June 30, 2021		December 31, 2020
Total assets	$42,424,721		$7,100,567
Working capital (deficit)	(27,200,553	)(2)	1,214,371
Total non-current liabilities	277,583		104,885
Shareholders’ equity	$(6,433,224)		$3,848,205

Number of shares outstanding	135,166,934		72,781,413

Notes:

(1)	The net loss and comprehensive loss for the three and six months ended June 30, 2021 include a change in fair value of derivative liability for USD warrants relating to the Company’s Regulation A offering of $4,821,177 and $45,840,349, respectively, and would otherwise be $3,201,043 and $3,274,179, respectively, and $7,105,805 and $7,169,654, respectively.
(2)	Shareholders’ equity and working capital deficit as at June 30, 2021 includes a fair value of derivative liability for USD warrants of $46,588,983 and would otherwise be shareholders’ equity of $40,155,759 and working capital of $19,388,430.

	2021 Q2		2021 Q1		2020 Q2
Revenue	$1,981,872		$1,539,736		$926,540
Cost of goods sold	$(1,253,279)		$(1,024,729)		$(495,193)
Gross profit	$728,593		$515,007		$431,347
Gross margin – percentage	36.8%		33.4%		46.6%
Operating expenses	$(3,340,952)		$(4,839,600)		$(2,387,738)
Operating loss	$(2,612,359)		$(4,324,593)		$(1,956,391)
Operating loss per share (basic and diluted)	$(0.02)		$(0.05)		$(0.03)
Other income (expense)	$(5,409,861	)(3)	$(40,599,341	)(3)	$987,872
Other comprehensive income	$9,684		$9,287		$(13,713)
Comprehensive loss	$(8,095,356)		$(44,914,647)		$(982,232)
Comprehensive loss per share (basic and diluted)	$(0.06)		$(0.48)		$(0.01)

Note:

(3)	The other expense and comprehensive loss for the second quarter and first quarter of 2021 include a change in fair value of derivative liability for USD warrants of $4,821,177 and $41,019,172, respectively and would otherwise be a loss of $588,684 and income of $419,831, respectively.

All financial information in this press release is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company will file its consolidated financial statements for the quarter ended June 30, 2021, and associated management discussion and analysis under the Company's profile on SEDAR at www.sedar.com.

Note: this press release refers to "gross margin" which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). Gross margin is defined as gross profit divided by revenue and is often presented as a percent. Draganfly’s management believes that gross margin and other non-GAAP measures provide useful information to investors as it provides them with supplemental measures of the Company's operating performance and liquidity and thus highlights trends in the Company's business that may not otherwise be apparent when relying solely on GAAP measures. Management also uses non-GAAP measures and metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the "Non-GAAP Measures and Additional GAAP Measures" section of the Company’s most recent MD&A which is available on SEDAR.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge software, and systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leading manufacturer and technology developer serving the public safety, agriculture, industrial inspections, security, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Cameron Chell, CEO

PH: 310-658-4413

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.